

Mail Stop 4628

December 13, 2017

Edgar Ward
Chief Executive Officer
NutraFuels, Inc.
6601 Lyons Road, Suite L-6
Coconut Creek, FL 33073

>   **Re: NutraFuels, Inc.
>   Amendment No. 1 to Registration Statement on Form 10-12G
>   Filed December 4, 2017
>   File No. 0-55144**

Dear Mr. Ward:

We have reviewed your December 4, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 27, 2017 letter.

Item 1. Business, page 5

Our Business, page 5

1.   We note your response to comment 3. Please expand your disclosure to identify the other countries in which your distributors sell your products and address any relevant regulations in those jurisdictions that might impact your operations. In that regard, please see Item 101(h)(4)(i) and (ix) of Regulation S-K.

Our Hemp Based Products, page 5

2.   We note your revised disclosure here and at page 13 that your "products have no THC." Please reconcile that assertion with other disclosure which indicates that your CBD oil is derived from a plant which may contain THC.

Government Regulation, page 13

3.   We note your responses to comments 8 and 9 and the revised disclosure you provide regarding FDA regulation. Please further revise or tell us why you believe that your CBD products would not require FDA approval. For example, the FDA website indicates that the FD&C Act defines drugs, in part, by their intended use to cure, mitigate, treat, or prevent disease. It also provides examples of products that are drugs, including a fragrance marketed with certain "aromatherapy" claims, such as assertions that the scent will help the consumer sleep, and a massage oil that is intended for a therapeutic use, such as relieving muscle pain. Refer to Is It a Cosmetic, a Drug, or Both? (Or Is It Soap?), FDA (last updated Apr. 30, 2012), available at https://www.fda.gov/Cosmetics/ GuidanceRegulation/LawsRegulations/ucm074201.htm. In light of this guidance, we note your disclosure at page 6 that your HempGenix Spray and Hemp CBD Spray contain "CBD oil and [are] designed to," among other things, "[s]upport pain relief" and "[a]id in sleep."

Closing Comments

        You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

                                        Sincerely,

                                        /s/H. Roger Schwall

                                        H. Roger Schwall
                                        Assistant Director
                                        Office of Natural Resources

cc: Brenda Hamilton, Esq.
        Hamilton & Associates Law Group